UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 22, 2009

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes  ☐    No  ☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes  ☐    No  ☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated January 22, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: January 22, 2009	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

2

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782 www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN ENTERS INTO AGREEMENT FOR $200 MILLION

IN PREFERRED SHARES ISSUANCE

Hong Kong, China, January 22, 2009 – Seaspan Corporation (NYSE: SSW) announced today an agreement to issue and sell Series A Preferred Stock to Dennis R. Washington, Kevin L. Washington, Kyle R. Washington, who is the Company’s chairman and Graham Porter, through their respective affiliates, for $200 million. Dennis R. Washington will invest $160 million and the others will invest an aggregate of $40 million.

The preferred shares will automatically convert into Seaspan’s common shares at an exercise price of $15.00 at any time on or after January 31, 2014 if the trailing 30 day average trading price of the common shares is equal to or above $15.00. The exercise price represents a premium of approximately 57% to today’s closing price of the common shares of $9.54.

If at any time on or after January 31, 2014 the trailing 30 day average price of the common shares is less than $15.00, Seaspan has the option to convert the preferred shares at an exercise price of $15.00 and pay the investor 115% of the difference between the exercise price and the trailing 30 day average price of the common shares, payable in cash or common shares at Seaspan’s option.

The preferred share dividends are non-cash and will accrue at a rate of 12% per annum until January 31, 2014. This will not reduce the Company’s distributable cash available to common shareholders during the next five years. If the preferred shares have not converted into common shares on or after January 31, 2014, the rate will increase to 15%, which will be payable at the investors’ option in cash or by continuing to increase the liquidation value of the preferred shares by 15% per annum.

Gerry Wang, Chief Executive Officer of Seaspan, commented, “We are pleased that Dennis Washington, co-founder of the Company, and a group of our other founders have entered in an agreement to increase their investment in Seaspan. Mr. Washington and the group of founders have a long history with Seaspan and we believe their investment is a strong demonstration of confidence in management to execute its plan. The $200 million of equity will enhance our financial strength and flexibility and position us well in the current dislocated market. Seaspan’s business continues to perform well and our prospects remain strong.” Mr. Wang’s employment with the Company’s ship manager will be extended to December 31, 2013 in connection with the investment.

Dennis R. Washington, stated, “I believe strongly in the financial model of Seaspan Corporation. The Company has a very modern fleet, prestigious customers and a strong management team. The Company is well-positioned to take advantage of opportunities that may arise in the future.”

On December 22, 2008, Dennis R. Washington’s ownership was reported on a Schedule 13G filed with the Securities and Exchange Commission.

Under the terms of the agreement, the transaction is subject to customary closing conditions, and the first tranche of $100 million aggregate amount of the preferred shares is expected to close within the next ten days. The second tranche of $100 million aggregate amount of the preferred shares is expected to close in the fourth quarter of 2009.

The issuance and sale of the Series A Preferred Stock was approved by the Company’s conflicts committee, which is composed entirely of independent directors. The conflicts committee retained its own financial advisor to provide an opinion on the transaction.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s contracted fleet of 68 containerships consists of 35 containerships in operation and 33 containerships to be delivered over approximately the next three years. Seaspan’s operating fleet of 35 vessels has an average age of approximately five years and an average remaining charter period of approximately eight years. All of the 33 vessels to be delivered to Seaspan are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan’s customer base consists of seven of the world’s largest, publicly traded liner companies, including China Shipping Container Lines, A.P. Moller-Maersk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common shares.

FOR INVESTOR RELATIONS INQUIRIES:

Mr. Sai W. Chu

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2575

FOR MEDIA INQUIRIES:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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